SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                                DIPPY FOODS, INC.
        ----------------------------------------------------------------
        (Exact name of small business issuer as specified in its charter)



            NEVADA                                33-076348
(State or other jurisdiction of          (IRS Employer Identification)
 incorporation or organization)

    1161 KNOLLWOOD CIRCLE                      (714) 816-0150
   ANAHEIM, CALIFORNIA 92801       (Issuer's area code and telephone number)
(Address of principal offices)


           Securities to be registered under Section 12(b) of the Act:
                                      NONE

           Securities to be registered under Section 12(g) of the Act:
                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                                DIPPY FOODS, INC.

                                Table of Contents

ITEM 1.   DESCRIPTION OF BUSINESS..........................................  3
ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION........  8
ITEM 3.   DESCRIPTION OF PROPERTY.......................................... 10
ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT... 11
ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..... 11
ITEM 6.   EXECUTIVE COMPENSATION........................................... 13
ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................... 13
ITEM 8.   LEGAL PROCEEDINGS................................................ 13
ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS......... 13
ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.......................... 14
ITEM 11.  DESCRIPTION OF SECURITIES........................................ 14
ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS........................ 15
ITEM 13.  FINANCIAL STATEMENTS............................................. 15
ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.................... 15
ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS................................ 15

Dippy Foods, Inc.               Form 10-SB                                3 / 15

ITEM 1.       DESCRIPTION OF BUSINESS

FORWARD-LOOKING STATEMENTS

Certain statements in this Form 10-SB, particularly under Items 1 and 2, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements, expressed or implied by the forward-looking statements.

BUSINESS DEVELOPMENT

Dippy Foods, Inc. (the "Issuer") was incorporated as Sweetbrier Corporation under the laws of Nevada on February 23, 1998, for the purpose of developing mineral properties. Sweetbrier abandoned its mining claims and changed its name to Dippy Foods, Inc. on September 17, 1998, upon completing a reverse acquisition with Dippy Foods, Inc., a California corporation in the business of developing, processing and distributing packaged dipping foods for snacks, school lunch programs, and disaster relief programs ("Dippy CA"). Dippy CA was incorporated under the laws of California on May 30, 1997, and began its operations in January, 1998. The Issuer and Dippy CA together are referred to as the Company in this Form 10-SB.

The Issuer agreed to acquire all of the outstanding stock of Dippy CA in a reverse merger in which the total consideration was 6,638,533 shares of Dippy CA exchanged for 4,569,266 shares of the Issuer under and agreement dated September, 1998. For accounting purposes, the acquisition has been treated as a reverse acquisition with Dippy CA as the accounting acquirer. In a reverse acquisition, the stock issued goes to the accounting acquirer. Since reverse acquisition accounting is the reverse of normal accounting, the fair market value of the issuer's stock at the date of the acquisition is valued with a write up or write down of the issuer's net assets depending on whether the stock is trading at more or less than book value. If the stock's fair market value cannot be determined, and the cost is based on the fair market value of the issuer's net assets, then goodwill is not recognized and the transaction is valued at the issuer's net tangible assets. The Issuer had no tangible assets and a very limited trading history. The fair market value of the stock issued could not be determined. Accordingly, goodwill was not recognized and the transaction was recorded as a recapitalization of Dippy CA.

The Company has not been involved in any bankruptcy, receivership or similar proceedings, has not undergone any material reclassification, merger or consolidation, and has not purchased or sold any significant assets not in the ordinary course of its business other than as described in this Form 10-SB.

BUSINESS OF THE COMPANY

PRINCIPAL PRODUCTS

The Company develops and produces packaged, nutritious, single-serving meals and sells them to institutional food- service providers, specifically schools. The meals are packaged in single-serving, heat-sealed, recyclable trays with colored labels listing the flavor, nutritional information and manufacturer's bar code. All meals are shelf-stable for sixty days and require no freezing, refrigeration, heating or preparation, and can be eaten without utensils. The products are known as Dippers.

The Company has four Dippers meals--one nacho meal containing corn chips, salsa and cheese; and three fruit flavored meals containing cinnamon and sugar corn chips, peanut butter, and a specially blended fruit sauce.

Each lunch meal meets the nutritional requirements of the Food and Drug Administration for three food groups: bread, protein, and fruits and vegetables. Combined with a single serving of milk, supplied to all children daily as part of a federal program, the meals are eligible for the National School Lunch Program. The program sets out weekly nutritional standards. The schools choose each week's meals to meet these standards. The Company's meals typically are served once a month in this program.

Dippy Foods, Inc.                Form 10-SB                               4 / 15

The Company is designing Dippers meals to meet the requirements of correctional facilities and plans to introduce five new Dippers products during 2000: three for the school market and two for the federal, state and county correctional facilities market. One school breakfast will contain a bagel chip, cream cheese and a fruit blend. The other three will contain a breakfast bar and cereal, each in a different flavor. One corrections breakfast will contain a peanut butter and jelly combination, 1/2 cup of cereal, 3 slices of bread, and a spoon. The other will contain a nutrition bar, 2 hard-boiled eggs and 1 cup of cereal.

The Company plans to develop at least four new products each year.

THE MARKET

The Company has targeted the school food-services market, which enables it to take advantage of the National School Lunch Program offered by the United States Department of Agriculture. The USDA has been providing assistance for school lunches under this program since 1946. The program was established to provide low-cost or free meals to children who meet the financial criteria set by the USDA. Schools that participate in the program receive cash reimbursement from the USDA for each meal they serve. The meals must meet the federal nutrition requirements and must be served free or at reduced prices to eligible children. The reimbursement program is administered by the department of education in each state.

The market for school lunches is very large and growing. Roughly 45 million meals are served in schools each school day, of which 27 million lunches and 6.5 million breakfasts are free or cost-reduced under the National School Lunch Program and the School Breakfast Program. The number of breakfasts served is expected to double by 2002.

Schools are having difficulty keeping up with increasing demand. The number of eligible children is increasing, causing long cafeteria lines, and the schools' aging kitchens are unable to produce the high number of meals demanded in the short time available. The Company's packaged meals can help solve these problems.

Schools must adhere to the Dietary Guidelines for Americans, which took effect in the beginning of the 1996-7 school year. These guidelines are often difficult for food manufacturers to meet, minimizing competition.

The Company can provide meals to schools cost effectively and at an aggressive price point.

The Company has the ability to develop virtually any product that can be packaged in a tray. Preliminary investigations indicate a strong interest in the Company's meals in several other markets, including:

o    Federal, state and county correctional facilities
o    Major stadium operators (college and pro football, baseball and basketball)
o    The military
o    Club store retailers and retail grocery chains
o    Hospitals
o    International exporters
o    Major theme parks (e.g. Disneyland, MGM and Knotts Berry Farm)
o    Airlines

Correctional Food Service Management, which manages more than 100 facilities nationwide, has expressed an interest in large orders to service its institutions, and Ogden Foods and Airmark, both of which operate stadium concessions, have initiated discussions with the Company.

MARKETING AND DISTRIBUTION

The Company has an oral distribution agreement with U.S. Foodservice to distribute Dippers. U.S. Foodservice is a major national food distribution company, with sales of approximately $6 billion per year. U.S. Foodservice has granted the Company slotting status in its warehouses and stocks the Company's products at its La Mirada branch near Los Angeles. Slotting (obtaining space on warehouse racks) is a significant milestone for a food manufacturer, which can take years to obtain. Broadly speaking, the working agreement includes the following provisions:

Dippy Foods, Inc.              Form 10-SB                                 5 / 15

o The Company's sales representative attends monthly U.S. Foodservice local area sales meetings to generate leads from U.S. Foodservice's agents and to train the agents in the Company's products. This process began in December, 1998, in Southern California and will continue through 1999 for the remainder of California.

o The Company's sales representative will accompany U.S. Foodservice's agents on a "ride along" program to make an initial presentation to potential customers. The Company's sales rep will follow up these presentations to take orders and will give the purchase orders to the appropriate U.S. Foodservice agent.

o The Company will charge U.S. Foodservice $0.85 per meal, FOB the Company's docks. U.S. Foodservice will charge schools a minimum price equal to the Company's price to U.S. Foodservice plus 8%. The Company's payment terms are net 14 days of the Company's shipment to U.S. Foodservice. These arrangements apply to smaller orders, subject to minimum delivery policies. The price for products delivered on large orders varies depending on the services rendered and the volume ordered.

o U.S. Foodservice's sales representative will maintain ongoing service relationships with Foodservice's directors.

o    U.S.  Foodservice will pursue other markets,  such as hotels, the military,
     amusement  parks,   child  care   facilities,   retail  delis  and  similar
     institutions.

U.S. Foodservice has indicated a strong interest in selling or distributing the Company's products nationwide. Discussions to define this opportunity have been on hold until production could match orders from large accounts. Now that significant capacity is on-stream, the Company has begun training U.S. Foodservice's sales agents and will actively support their efforts. The Company will closely monitor its expected ramp up in sales activity and production capacity and will ensure that significant increases in capacity are implemented as seamlessly and with as few bottlenecks as possible.

The ride along program has resulted in sales. Since the last food show in October, 1998, this program has resulted in sales to ten additional accounts, from as little as six cases to a deli to more than 1,200 cases (48,000 units) to Bakersfield City Schools. The program has generated sales of more than 1,500 cases (60,000 meals) in the first quarter of its implementation.

The Company distributes through ASR Food Service Distributors, Swift Produce Distributors, Hestbecks, Joseph Web, Goldstar, Pinco, Otay Distributors, and Giuliano's, all of whom specialize in school distribution in Southern and Central California. In the school markets, smaller distributors represent a larger percentage of the industry. These distribution arrangements are important as major distributors such as U.S. Foodservice generally focus on the largest customers. Additional arrangements with smaller regional firms will enable the Company to cover the entire spectrum of the school system. The Company will deal with distributors as its customers prefer or require.

Until very recently, the Company handled all distribution internally: either the sales representative handled the shipments or, for larger orders, the Company hired a common carrier. The Company will continue to drop ship all orders that are not handled through distribution agreements and will use common carriers for larger orders. The Company bills these costs to the customer.

SOURCES, RAW MATERIALS AND PRINCIPAL SUPPLIERS

The Company has agreements with several food suppliers to provide high-quality ingredients and specially blended products required by the Company's recipes. In particular, the co-branding agreement with Hunt-Wesson, Inc. and ConAgra Brands, Inc. provides for low prices for peanut butter, fruit blends, and salsa under the brand names of Peter Pan and Knott's Berry Farm. Refer to "Patents, Trade Marks, Licences and other Agreements or Labor Contracts" under this item.

In July, 1999, the Company was approved as a Donated Food Processor for the 1999-2000 school year in an agreement between the California Department of Education and the Company. This agreement enables the Company to participate in the USDA's Commodity School Program, which donates agricultural commodities to schools participating in the National School Lunch Program. School districts can exchange these commodity foods for credits on finished products. The school districts and companies that participate in the program both benefit.

Dippy Foods, Inc.                Form 10-SB                               6 / 15

Some items such as peanut butter have limited menu-planning alternatives and can be effectively used by the Company, which can realize significant cost savings under this program. The schools prefer to buy meals by exchanging commodities because their facilities and resources are not adequate to handle food storage, preparation and distribution.

As the Company expands into the national arena, it anticipates signing agreements with major co-packers. Discussions with large food processors such as Phillchic, American CoPack, and Overhill Farms have indicated that they would be interested in production contracts once the Company's production reaches two to three million units per month.

As an alternative to contracting with co-packing companies, the Company is investigating the possibility of purchasing and installing its own tray-line, a "horizontal form fill and seal" unit, with a view to reducing production costs, particularly from lower tray costs. Such a production line could easily be accommodated in the Company's Knollwood warehouse or in the Signal Hill plant. Refer to Item 3. Description of Property for a description of the Knollwood and Signal Hill properties.

COMPETITION

Although other companies produce frozen and refrigerated meals, no other company with fresh meals participates in the school lunch or corrections programs. For example, Oscar Meyer makes "Lunchable" products including nachos, a pizza pack, cold hamburger and hot dog packs, and a cheese and cracker product. Jimmy Dean makes similar refrigerated products leverage their sausage products. Neither company has entered the school food-service or corrections markets.

Management believes that additional competition will enter the market at some point and believes that the following factors will mitigate the competition:

Flavor Combinations. The Company has designed its products with the school market specifically in mind. The low margins in this market do not offer a strong incentive for larger food distributors.

New Flavors.  The Company will introduce new meals on a regular basis.

Packaging Well-tailored to Consumer. The Company's packaging appeals directly to the younger school audience, where the Company hopes to build brand loyalty, and its co-branding arrangement with Hunt-Wesson and ConAgra give it brand recognition, enhancing its marketing appeal generally.

Price Point. Dippers are priced attractively for schools--from $0.85 to $1.20 per meal. These prices represent a low margin for the Company. The Company's management believes that the economics of the school lunch program work in its favor and that other producers of fresh products that compete directly with Dippers will focus on other, more profitable markets. For example, the Oscar Meyer nachos product is available in supermarkets and sells for two or three times the price of Dippers. Even after discounts for supermarket markups, Dippers prices are more attractive than mainstream products.

Nutrition.  To date,  producers of similar fresh meals (e.g. Oscar Meyer,  Jimmy
Dean) do not qualify for the National School Lunch Program because these products contain too much fat and sodium and not enough bread, protein, and fruit.

Customer Support. The school niche is specialized and requires a considerable amount of customer service. The Company intends to maintain its high level of service. Major food suppliers have limited interest in pursuing these accounts, preferring to service the low-maintenance national retailers and distributors.

Management believes that most major manufacturers are set up to pursue and service the traditional, mass-market retailers. Penetrating the school lunch market would require that potential competitors undertake a major overhaul of their products and revise their price points and marketing techniques.

STATUS OF PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE

Dippy Foods, Inc.                Form 10-SB                               7 / 15

The Company has not publicly announced any new products or services.

PATENTS, TRADE MARKS, LICENCES AND OTHER AGREEMENTS OR LABOR CONTRACTS

The Company has a licence agreement with ConAgra Brands, Inc. and Hunt-Wesson, Inc. dated May 19, 1999. Under the agreement, Hunt-Wesson and ConAgra granted the Company a non-exclusive, royalty-free licence to use the trademarks PETER PAN and KNOTT'S BERRY FARMS until December 31, 2008. The Company annually must buy certain minimum quantities of the licensor's fruit fillings and peanut butter and use them exclusively in all of its products except those products destined for the school districts that are part of the Commodity School Program. The licensor has the right to cancel the contract if the Company does not buy the minimum amounts.

The Company has an oral contract for production labor with the Feedback Foundation, which participates in the national Meals on Wheels program. The Feedback Foundation charges between $0.10 and $0.25 per unit produced depending upon the monthly volume. The contract may be ended by either party at any time.

Jon Stevenson has registered copyrights to the cover art that the Company uses on its packaged meals. Mr. Stevenson, a director and the president of the Company, has assigned his interest in the copyright to the Company under an oral agreement in consideration of shares in the Company's common stock. The Company intends to formalize the agreement in writing.

The Company has no other copyrights, patents or trade marks and is not a party to any other licence or franchise agreements, concessions, royalty agreements or labor contracts.

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS

The Company  had two major  customers  in the fiscal year ended   1999.
These were the Bakersfield City Schools and US Foodservice, who generated 29.2% and 14.7% of the Company's sales revenue respectively, for a total of 43.9%, down from five major customers in the prior period. These were Bellflower Unified School District, Carlsbad, Covina Valley School District, Paramount Unified School District and South Whittier School District, who generated 91.6% of the Company's sales revenue. The Company now has more than thirty customers and is increasing this number monthly and lessening its dependence on a few major customers.

REQUIREMENT FOR GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES

The Company is not required to obtain government approval of its products unless it wants to participate in government programs. The Company's products meets the standards of the National School Lunch Program and the Company has been approved for participation in the Commodity School Program.

EFFECT OF GOVERNMENTAL REGULATIONS ON THE COMPANY'S BUSINESS

The National School Lunch Program and the Commodity School Program are central to the Company's business strategy. The elimination of these programs could have a materially adverse affect on the Company's operations.

EXPENDITURES ON RESEARCH AND DEVELOPMENT DURING THE LAST TWO FISCAL YEARS

The Company has spent approximately $16,710 on research and development during the last two fiscal years.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

The Company is not required to comply with any environmental laws but is sensitive to environmental concerns and uses recyclable materials whenever possible.

NUMBER OF EMPLOYEES

The Company has a total of five full-time employees.

Dippy Foods, Inc.                   Form 10-SB                            8 / 15

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

RESULTS OF OPERATIONS

Table 1 sets out the percentage of total revenues represented by certain items reflected in the Company's income statement for the fiscal periods indicated and the percentage increase or decrease in the items over the prior period.




Table 1
Percentage Changes in Operations
-----------------------------------------------------------------------------------------------------------------------------
                                                                     PERCENTAGE OF TOTAL REVENUE        PERCENTAGE CHANGE
                                                                    -------------------------------  ------------------------
                                                                                     FISCAL PERIODS ENDED APRIL
                                                                     --------------------------------------------------------
                                                                            1999              1998              1998 vs. 1999
                                                                     ----------------- ---------------- ---------------------
Total revenues                                                             100.00%          100.00%                 550.82
Cost of goods                                                               95.61            86.00                  623.57
                                                                     ----------------   ----------------

Gross profit                                                                 4.39            14.00                  103.95
Selling, general and administrative expenses                               418.33           269.04                  911.94
                                                                     ----------------   ----------------

Loss from operations                                                       413.95           255.04                  956.30
Interest expense                                                             2.51             --                       --
                                                                     ----------------   ----------------

Net loss                                                                   416.46           255.04                  962.71
-----------------------------------------------------------------------------------------------------------------------------


Revenues. Revenues for the year ended April 30, 1999, were $191,933, representing a 550.82% increase over the $29,491 the Company realized in revenue during period ended April 30, 1998. The Company spent its first year on product development and market research. Any sales during this period were incidental. The Company's first sales of any significance began in August, 1998, for the 1998-9 school year. The Company has increased its customer base among school districts in Southern California. Its orders by August, 1999, alone for the 1999-2000 school year exceed all of last year's sales to school districts. The Company believes that its sales growth will continue on this trend as more schools look for more convenience foods to satisfy their free and subsidized meal programs.

The Company intends to continue its focus on the National School Lunch Program and the School Breakfast Program. It believes that the size of the school market and the lack of competition for this market create potential for growth, but is also developing a retail strategy for inventory that is not sold to schools. Costco's broker initiated discussions with the Company in the spring of 1999 and expressed an interest in Dippers. Costco has approved the Company's proposed point-of-sale packaging for retail outlets and agreed that any order must be a certain minimum in order for the Company to afford the start-up costs. Although its margins on sales to retailers such as Costco are higher than its margins on sales to school districts, management believes that the school districts present a greater potential for growth.

Cost of Goods. The cost of goods increased to 95.61% of revenue in the year ended April 30, 1999, from 86% in the period ended April 30, 1998. This 9.61% increase is due primarily to the increase in the cost of the cheese package included in the Dippers nachos. The cost of the individual packages of cheese is approximately $0.31 per meal compared to a total cost of approximately $0.75 per nacho meal. The Company intends to buy a tray-line that will enable it to seal the cheese in the Dippers tray, eliminating the need to buy the sealed packages of cheese that it is now using, and believes that its costs will decrease by approximately $0.20 per nacho meal for ingredients and 50% for labor.

The Company is planning to buy its own manufacturing facility to reduce production costs and to increase sales, both of which will enable it to increase its production volume and realize economies of scale from the increase in its demand for raw materials. Refer to "Liquidity and Capital Resources" below for a discussion of the Company's plans to buy the production facility.

Selling, General and Administrative Expenses. These costs for the year ended April 30, 1999, were $802,916, or 418.33% of revenue, compared to $79,344, or
269.04% of revenues for the period ended April 30, 1998. The Company believes that its selling, general and administrative costs can remain fairly static and decrease as a percentage of revenue as its sales volume grows. These costs include a one-time wage settlement of cash and stock valued at $372,000 and $100,000 of non-cash compensation, which represent 46.33% and 12.45%

Dippy Foods, Inc.                   Form 10-SB                            9 / 15

respectively of the Company's administrative costs for the year, and the research and development costs that the Company incurred developing its products and marketing program.

Deferred Tax Assets. The Company has deferred tax assets of $181,131 in the year ended April 30, 1999, and $36,054 in period ended April 30, 1998. Management has established a valuation allowance equal to the full amount of the deferred tax assets because the Company's ability to carry the net operating losses forward is uncertain. The net operating losses incurred before the reverse merger on September 17, 1998, are limited annually due to the change of ownership (as defined in Section 382 of the Internal Revenue Code) that resulted from the reverse merger. Unused annual limitations may be carried over to future years until the net operating losses expire.

LIQUIDITY AND CAPITAL RESOURCES

The Company has funded its operations principally from private placements and loans from related parties. Management believes that increasing sales will increase its cash flow from operations in the current fiscal year but the Company continues to depend upon private placements or public offerings to fund its operations. If the Company completes its purchase of the Signal Hill plant and the tray-line, it believes that its ingredients and materials costs will decrease by approximately $0.20 per unit and its labor costs will decrease by $0.07 to $0.12 per unit, for an average cost reduction of approximately $0.30 per unit, compared to current total costs of $0.75 per unit for the nacho Dippers and $0.64 per unit for the peanut butter and jam Dippers.

The Company intends to finance its acquisition of the Signal Hill property with cash and debt. Under the terms of the proposed purchase agreement, the price is $1,075,000, the down payment required is $250,000, and the Company must buy the installed production equipment for $50,000, for a total cost of $1,125,000. The Company is discussing mortgage terms with several lenders and anticipates that it can borrow approximately $800,000 against the appraised value of the property, leaving a shortfall of $325,000. The price of the tray-line is $500,000 and the required down payment is $125,000. The Company is negotiating with several leasing companies for the financing of the $375,000 shortfall. Both of these agreements are conditional upon the finalization of the acquisition terms and the arrangement of the mortgage and lease financing and are not yet fixed obligations. The Company's cash requirements to complete these purchases is approximately $500,000, including estimated closing costs. The Company intends to rely on the equity capital markets for this amount but there is no assurance that the Company can raise the required capital.

The Company intends to sub-let the Knollwood property for the remainder of the term, which ends December 31, 2001, if it completes its purchase of the Signal Hill property and has a tentative agreement with a tenant for $0.15 more pre square foot than its lease obligation.

The Company had a working capital deficiency of $208,972 at the year ended April 30, 1999, compared to $39,305 in the period ended April 30, 1998. The deficiency is largely attributable to the increase in wages, travel and trade show attendance, and to the considerable research, development and other start-up costs that the Company incurred developing the characters and scenarios on its labels and the costumes used to represent the characters when the marketing team visits schools and other end users. The Company believes that the operation of the Signal Hill property and the sub-letting of the Knollwood property will decrease the Company's monthly fixed overhead by approximately $2,800.

Cash used in operating activities for the year ended April 30, 1999, was $282,622, an increase of approximately $248,993 over the cash used in the prior period. The increase in cash used is due primarily to a higher net operating loss of $799,317, offset by depreciation and amortization, a settlement accrual, and non-cash compensation. Cash invested in the year ended April 30, 1999, was $36,614, an increase of approximately $26,000 over the cash invested in the prior period. This increase was due primarily to the purchase of equipment and an investment in a certificate of deposit. Cash flows from financing activities for the year ended April 30, 1999, were $316,955, an increase of approximately $270,000 over the prior period. This increase represents the proceeds from shares issued and notes payable.

The Company's capital expenditures to date have been limited to a delivery vehicle, production equipment and office equipment. It proposes to spend $1,625,000 to buy and upgrade its production facilities during the current year, which the Company believes will reduce its production costs.

Dippy Foods, Inc.                Form 10-SB                              10 / 15

The independent certified public accountants opinion included going concern language due the Company's limited operating history, negative working capital, and deficit accumulated since inception. Management plans to increase its cash flow to finance its business plan by raising capital through private placements, reducing its production costs by owning its own production facility, and by increasing its sales to new school districts and to the retail market through retailers such as Costco, but cannot be sure that this plan will succeed.

YEAR 2000 ISSUES

The Company has assessed its internal systems and inquired of third parties whose systems might present a Year 2000 risk to determine whether the Year 2000 presents issues that will affect its operations. The Company's Knollwood plant and the proposed Signal Hill plant are mechanical and rely on human labor. The Signal Hill plant is approximately 25 years old, and neither plant has any parts that, to the best of the Company's knowledge, are vulnerable to Year-2000 issues. The Company's office computers and other hardware and software have been tested and found to be Year-2000 compliant but can easily be replaced should unanticipated issues arise.

The Company has contacted or is in the process of contacting its suppliers and other providers of goods and services to determine their ability to do business in the year 2000 and takes these issues into consideration when it selects its suppliers, but is considering contingency plans should problems arise. The Company can buy its ingredients and other supplies from any number of different suppliers and is not reliant on one specific supplier. The Company believes, as a result of its inquiries to date, that the Year 2000 will not disrupt its supply of ingredients or other supplies and services.

The Company's costs to date in connection with Year-2000 issues have been immaterial. The Company does not anticipate that it will incur any material cost or that Year-2000 issues will materially affect its operations, however the Company cannot be sure that Year-2000 issues will not adversely affect its operations.

ITEM 3.       DESCRIPTION OF PROPERTY

KNOLLWOOD PROPERTY

The Company operates from a leased warehouse with offices at 1161 Knollwood Circle, Anaheim, California. The property consists of a concrete tilt-up building of approximately 10,524 square feet located in a light industrial area. The rent is $5,788 per month and escalates annually to $5,999 in the final year. The lease expires December 31, 2001. The Company intends to sub-let the Knollwood property if it completes its purchase of the Signal Hill Property described below.

SIGNAL HILL PROPERTY

The Company has an agreement dated August 13, 1999, to buy a production plant in Signal Hill, California, for $1,075,000. The property consists of 15,297 square feet of industrial warehouse with offices on approximately 43,995 square feet of land. The purchase price is $1,075,000 for the land and buildings. The agreement requires a down payment of $250,000 and is subject to the Company's obtaining a mortgage for the balance and signing an agreement with the seller for the Company's purchase of the production equipment located in the building for $50,000.

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Table 2 lists the persons who are known to the Company to be the beneficial owners of more than five percent of the Issuer's equity securities.

Dippy Foods, Inc.                            Form 10-SB                  11 / 15



Table 2
Beneficial Owners of more than 5%
--------------------------------------------------------------------------------------------------------
                      (2)                               (3)                            (4)
(1)                   Name and address of               Number and nature of           Percent
Title of class        beneficial owner                  beneficial ownership           of class
--------------------------------------------------------------------------------------------------------
Common shares         Jon Stevenson                     4,000,000*
                      379 Newport Avenue, #9
                      Long Beach, California 90814      direct                               20.43%
--------------------------------------------------------------------------------------------------------
Common shares         Philip Yee                        4,000,000
                      Vancouver, B.C.                   direct+                              20.43%
--------------------------------------------------------------------------------------------------------
*Upon the completion of the share exchange.  Refer to  Item 10.  "Recent Sales of Unregistered Securities".
+Mr. Yee is on the list of shareholders, but whether he is a beneficial owner  is not known to the Company.


SECURITY OWNERSHIP OF MANAGEMENT

Table 3 lists the Company's directors and executive officers who are the beneficial owners of the Issuer's equity securities.


Table 3
Beneficial Ownership of Management
-----------------------------------------------------------------------------------------------------
                      (2)                               (3)                             (4)
(1)                   Name and address of               Number and nature of            Percent
Title of class        beneficial owner                  beneficial ownership            of Class
-----------------------------------------------------------------------------------------------------
                      Jon Stevenson                     4,000,000*
Common shares         379 Newport Avenue, #9                                                 20.43%
                      Long Beach, California 90814      direct
-----------------------------------------------------------------------------------------------------
*Upon the completion of the share exchange.  Refer to  Item 10.  "Recent Sales of Unregistered Securities".


CHANGE IN CONTROL

The Company is not aware of any arrangements that may result in a change of control of the Company.

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

Jon Stevenson and Munjit Johal are the directors of the Issuer. Jon Stevenson and Erin Stevenson are the directors of Dippy CA. The Company's management and development team are listed in Table 4.




Table 4
Directors and Officers
------------------------------------------------------------------------------------------------
                                                       Office
                    ----------------------------------------------------------------------------
Officer                     The Issuer                              Dippy CA
------------------------------------------------------------------------------------------------
Jon Stevenson       CEO, President, Chairman               CEO, President, Chairman
Munjit S. Johal     Chief Financial Officer, Secretary     Chief Financial Officer
Erin Stevenson                                             Corporate Secretary , Executive
                                                           VP, Director of Trade Show
                                                           Services
------------------------------------------------------------------------------------------------



Jon Stevenson, 37, has been with the Company since its inception. He is involved in all aspects of product development and packaging. His responsibilities include direct sales, sales development, public relations and developing the marketing program for the Company. He is also responsible for the training program developed for the distributors' representatives and the sales broker representatives contracted to the Company.

Mr. Stevenson has been in the food service industry for more than sixteen years. He was formerly employed by Rykoff and U.S. Foodservice Company, one of the largest broadline distribution companies in the world. Jon left U.S. Foodservice in November, 1997, to focus his full energies on the Company.

Dippy Foods, Inc.              Form 10-SB                                12 / 15

Munjit S. Johal, 44, has been with the Company since September, 1998, and is responsible for all aspects of the Company's financial management. He has a Master of Business Administration degree from the University of San Francisco and a Bachelor of Arts degree from the University of California, Los Angeles. Mr. Johal was the chief financial officer of Bengal Recycling, Inc., a California corporation, from February, 1996, to July, 1997; a senior vice president and compliance officer and an asset manager for Pacific Heritage Bank in Torrance, California, from 1990 to 1995; a vice president and compliance and consulting associate for banks in Glendale and Newport Beach, California; and an analytical manager and financial analyst for Federal Home Loan Bank of San Francisco from 1981 to 1987.

Erin Stevenson, 35, has been with the Company for two years. She worked in sales and marketing with major retail stores for ten years from 1982 to 1992, as a manager or owner of small retailers from 1992 to 1994, and as a self-employed massage therapist from 1994 to 1997. She is responsible for show selections and product sales and participates in designing the customer service program for the Company.

SIGNIFICANT EMPLOYEES

No other employees are expected to make significant contributions to the business of the Company.

FAMILY RELATIONSHIPS

Erin Stevenson is Jon Stevenson's sister.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of the Company's directors, officers, promoters or control persons officer during the past five years:

1. Was a general partner or executive officer of a business that had a bankruptcy petition filed by or against it either at the time of the bankruptcy or within the two years before the bankruptcy, except for Munjit Johal, who was the chief financial officer for seventeen months until July, 1997, of Bengal Recycling, Inc., a California corporation that filed under chapter 7 of the United States Bankruptcy Code on September 4, 1998;

2.   Was  convicted  in a  criminal  proceeding  or been  subject  to a  pending
     criminal   proceeding   (excluding   traffic  violations  and  other  minor
     offenses);

3. Was subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

4. Was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6.       EXECUTIVE COMPENSATION

The Company has three executive officers, only one of whose total annual salary has exceeded $100,000 since its inception in May, 1997. The Company does not have an employee stock option plan and has granted no other form of compensation to its executive officers. The Company does not have written employment contracts with its executive officers. Table 5 sets out the annual executive compensation of the Company's chief executive officer for the fiscal periods ended April 30, 1999, and 1998.

Table 5
Executive Compensation
--------------------------------------------------------
                                 Annual compensation
                            ----------------------------
Name of executive                1999           1998
--------------------------------------------------------
Jon Stevenson, CEO            $125,793       $  4,500
--------------------------------------------------------

Dippy Foods, Inc.                Form 10-SB                              13 / 15

Mr. Stevenson's compensation includes $100,000 which was contributed to capital. The Company does not compensate its directors for acting as directors.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIPS WITH INSIDERS

No member of management, executive officer or security holder has had any direct or indirect interest in any transaction to which the Company was a party other than Mr. Stevenson's agreement to assign the copyrights to the Company.

TRANSACTIONS WITH PROMOTERS

The Company's promoters have not received anything of value from the Company nor are they entitled to receive anything of value from the Company.

ITEM 8.       LEGAL PROCEEDINGS

The Company is not a party to any pending or threatened legal proceedings.

ITEM 9.       MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

The Issuer has been quoted on the NASD OTC Bulletin Board since September, 1998, under the symbol DPPI. Table 6 gives the high and low bid information for each fiscal quarter since the Issuer's common shares have been quoted. The bid information was obtained from mytrack.com, the Internet site of Track Data Corporation, and reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

Table 6
Bid Information
------------------------------------------------
Fiscal quarter ended        High       Low
------------------------------------------------
31 Oct 1998                $1.25      $0.65
31 Jan 1999                $0.99      $0.65
30 Apr 1999                $0.77      $0.38
31 Jul 1999                $1.03      $0.25
------------------------------------------------

HOLDERS

The Issuer has approximately 1,200 holders of common shares.

DIVIDENDS

The Issuer has declared no dividends on its common shares and is not subject to any restrictions that limit its ability to pay dividends on its common shares.

ITEM 10.      RECENT SALES OF UNREGISTERED SECURITIES

The Issuer was incorporated on February 23, 1998, and issued 6,000,000 common shares to seven corporate shareholders and 4,000,000 common shares to the former president for a total offering price of $24,000 in March, 1998; 30,000 common shares to thirty persons for a total offering price of $30,000 in April, 1998; and 4,980,000 common shares to eight subscribers for a total offering price of $249,000 in July, 1999. All of these shares were issued in reliance on Rule 504 of the Securities Act of 1933. The Issuer is in the process of issuing 4,569,266 common shares to the shareholders of Dippy CA in exchange for all of their shares of Dippy CA under an agreement dated September, 1998, accepted by the shareholders of Dippy CA at its annual general meeting held on February 27, 1999. These shares are subject to the trading restrictions of Rule 144. Upon the completion of the share

Dippy Foods, Inc.         Form 10-SB                                   14 / 15

exchange, the Issuer will have 19,579,266 common shares outstanding. The Issuer paid no underwriting discounts or commissions in connection with any of its share offerings.

The Issuer agreed to issue 400,000 common shares to a former director at and executive officer the rate of 100,000 shares a year for four years under a settlement agreement dated February 1, 1999. None of these shares has been issued.

ITEM 11.      DESCRIPTION OF SECURITIES

COMMON OR PREFERRED STOCK

The Company has one class of common stock. All common shares participate equally in dividends, voting and preemption rights.

The Company's charter documents contain no provision that would delay, defer or prevent a change in control of the Company.

DEBT SECURITIES

The Company has no debt securities.

OTHER SECURITIES TO BE REGISTERED

The Issuer is not registering any other securities.

ITEM 12.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company will indemnify its directors and officers from any action, suit or proceeding, whether civil, criminal, administrative, or investigative to the extent that indemnification is legally permissible under the laws of Nevada and California. No director or officer is personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer. Directors and officers may be held liable to the Company or its stockholders for acts or omissions that involve intentional misconduct, fraud, a knowing violation of law, or the payment of dividends in violation of the Nevada Revised Statutes. The directors may cause the Company to buy and maintain insurance on behalf of any person who is or was a director of the Company.

No controlling person, director or officer of the Company is otherwise insured or indemnified by any statute, charter provisions, by-laws, contract or other arrangement.

ITEM 13.      FINANCIAL STATEMENTS

See Index to Financial Statements on page F-1.

ITEM 14.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company's first independent certified public accountants, Andersen Andersen & Strong, were appointed by the former management of the Issuer. The Company's current independent certified public accountants, BDO Seidman, LLP, were appointed by the current management on August 1999.

The Issuer has had no disagreements with Andersen Andersen & Strong within the meaning of Item 304 of Regulation SB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure in connection with the audit of the Issuer's financial statements for the year ended April 30, 1999, and the period from February 23, 1998 (the date of the Issuer's formation) to April 30, 1998, that would have caused Andersen Andersen & Strong to issue an adverse opinion or disclaimer of opinion, or to modify their report as to uncertainty, audit scope or accounting principles if the disagreements had not been resolved to their satisfaction.

No reportable events (as defined in Item 304 or Regulation SB) occurred with Andersen Andersen & Strong during

Dippy Foods,  Inc.            Form 10-SB                               15 / 15

the period audited. The Company has not consulted with BDO Seidman, LLP regarding the application of accounting principles to a specific transaction or the type of audit opinion that might be rendered on the financial statements during the period audited by Andersen Andersen & Strong.

ITEM 15.      FINANCIAL STATEMENTS AND EXHIBITS 1

1.     Financial Statements

2.     Articles of Incorporation

3. Certificate of Amendment to Articles of Incorporation changing the Issuer's name to Dippy Foods, Inc.

4.     Bylaws

5. Amended Exchange Agreement dated September, 1998, among Dippy Foods, Inc. (Nevada), Dippy Foods, Inc. (California) and the shareholders of Dippy Foods, Inc. (California) for the Issuer's acquisition of Dippy Foods, Inc., (California)

6. Standard Industrial/Commercial Single-tenant Lease--Gross dated December 16, 1998, between Ae Sil Park as lessor and Dippy Foods, Inc. as lessee for the lease of the Knollwood Circle property

7. License Agreement dated May 19, 1999, between ConAgra Brands, Inc. and Hunt-Wesson, Inc. as licensor and Dippy Foods, Inc. as licensee

8.     Financial data schedule

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, who are duly authorized.

Dated August 31, 1999

DIPPY FOODS, INC.
a Nevada corporation




/s/
--------------------------------------------

Jon Stevenson
Chief Executive Officer, President




/s/
--------------------------------------------

Munjit Johal
Chief Financial Officer

----------------------
1 Exhibits except financial statements to be filed by amendment.